UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Flora Growth Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

339764102
(CUSIP Number)

Dany Vaiman
Flora Growth Corp.
3230 W. Commercial Blvd., Suite 180
Fort Lauderdale, FL 33309

With a copy to:

Richard Raymer
Dorsey & Whitney LLP
66 Wellington Street W., Suite 3400
Toronto, Ontario M5K 1E6 Canada
(416) 367-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339764102
1	NAMES OF REPORTING PERSONS Dany Vaiman (the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 705,511
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 705,511
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The percentages used herein are calculated based on 13,366,535 outstanding shares of the Issuer as of August 9, 2024, plus 534,661 shares underlying unvested stock appreciation rights owned by the Reporting Person.

CUSIP No. 339764102

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Shares, no par value
(b)	Name of Issuer:
Flora Growth Corp., an Ontario corporation (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
3230 W. Commercial Blvd., Suite 180
Fort Lauderdale, FL 33309
Item 2.	Identity and Background
(a)	Name of Reporting Person:
Dany Vaiman (“Reporting Person”)
(b)	Principal Business Address:
The principal business address of the Reporting Persons is: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, FL 33309
(c)	Occupation, Employment and Other Information:
The Reporting Person is the Chief Financial Officer of the Issuer.
(d)	Criminal convictions:
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
Canada
Item 3.	Source and Amount of Funds or Other Consideration:
OO
Item 4.	Purpose of Transaction
The On December 23, 2022, the Reporting Person acquired 436,529 common shares of the Issuer in a share exchange transaction in connection with the acquisition of Franchise Global Health Inc. by the Issuer.
On June 7, 2023, the Issuer effected a 20:1 reverse stock split.

On November 11, 2023, the Issuer granted 149,024 restricted shares vesting to the Reporting Person, which vested on January 1, 2024.
On December 15, 2023, the Issuer granted 342,888 stock appreciation rights (“SARs”) to the Reporting Person, which vest in 12 equal installments, subject to stock price criteria to be met prior to each tranche vesting.  The SARs were subject to forfeiture if not approved by shareholders at the Issuer’s next annual meeting and have a post-termination exercise period of one year.
On May 27, 2024, the Issuer granted 191,773 SARs to the Reporting Person, which vest in 12 equal installments, subject to stock price criteria to be met prior to each tranche vesting.  The SAR grant, which was subject to shareholder approval at the Issuer’s next annual meeting, was approved on August 14, 2024.  The SARs have a post-termination exercise period of one year.
Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 705,511
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 705,511
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 705,511
(vi)	Percent of class represented in Item (v) above: 5.08%

(b)	See (a).
(c)	Not applicable.
(d)	Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Flora Growth Corp. 2022 Incentive Compensation Plan
Item 7.  Materials to be Filed as Exhibits
99.1  Flora Growth Corp. 2022 Incentive Compensation Plan (incorporated by reference to Exhibit 4.4 of the Issuer’s Form S-8 filed with the Securities and Exchange Commission on July 29, 2022)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 12, 2024

/s/ Dany Vaiman_________________
Dany Vaiman